UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 3)

IHS Inc.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

451734107
(CUSIP Number)

Attn: Stephen Green IHS Inc. 15 Inverness Way East Englewood, Colorado 80112 (303) 790-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451734107

1.	Names of Reporting Persons TB Continuity II Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power None Shared Voting Power 708,859 Sole Dispositive Power None Shared Dispositive Power 708,859

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 708,859

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 451734107

1.	Names of Reporting Persons Kaszony Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8. 9. 10.	Shared Voting Power 708,859 Sole Dispositive Power None Shared Dispositive Power 708,859

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 708,859

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D is filed by the undersigned, to amend the Schedule 13D filed by the undersigned, dated May 18, 2007, as amended by Amendment No. 1 dated June 21, 2012, and Amendment No. 2 dated June 25, 2012, and relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of IHS, Inc., a Delaware corporation (“IHS” or the “Company”).  The Company’s principal executive office is 15 Inverness Way East, Englewood, CO 80112.

Item 2.	Security and Issuer

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(b)  This statement is filed on behalf of the TB Continuity II Trust (the “Continuity II Trust”) and Kaszony Limited, a company continued in Malta from Bermuda (“Kaszony,” and together with the Continuity II Trust, the “Reporting Persons”).  The address of the principal business office of each of the Reporting Persons is Level 8 Penthouse, Bay Street Complex, St. George’s Bay, St. Julian’s, STJ 3311, Malta.

(c)  Kaszony is the sole trustee of the Continuity II Trust and holds 100% of the outstanding capital stock of Favorita Holding Limited, a company continued in Malta from Bermuda (“Favorita”), in trust for the Continuity II Trust (except for one non-voting and non-participating share which is owned by Kaszony in its own right).  Favorita is the owner of 100% of the shares of TBG Limited, a company continued in Malta from the Netherlands Antilles (“TBG”) (except for one non-voting and non-participating share which is owned by Kaszony in its own right).  TBG is the parent of Conscientia Investment Limited, a company organized under the laws of Malta (“Conscientia”).  On January 14, 2013, Conscientia priced an underwritten secondary offering, registered pursuant to the Securities Act of 1933, as amended (the “Securities Act”), of 3,478,261 shares of Common Stock (the “Offering”).  On January 15, 2014, the underwriter of the Offering exercised its option to purchase an additional 521,739 shares of Common Stock from Conscientia.  The exercise of the option brings the total number of shares of Common Stock sold in the Offering to 4,000,000.  The Offering closed on January 21, 2014.  At the date of this filing, Conscientia owns 708,859 shares of Common Stock, which represents approximately 1.1% of the outstanding shares of Common Stock.

Each director and executive officer of Kaszony is named on Schedule I to this filing.  Schedule I sets forth the following information, which is incorporated by reference into this Item 2:  (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e) During the last five years, neither of the Reporting Persons, nor any person named in Schedule I to this filing, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Kaszony was continued in Malta from Bermuda. The Continuity II Trust is a trust governed by the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration

No change.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

On May 14, 2007, Thyssen Bornemisza Continuity Trust (the “Former Trust”) distributed all its assets to trusts for its beneficiaries, including the Continuity II Trust.  The purpose of the distribution was to accomplish the Former Trust’s trust purposes.  The distribution was approved by the Grand Court of the Cayman Islands.

(a) On January 21, 2014, Conscientia priced an underwritten secondary offering, registered pursuant to the Securities Act, of 3,478,261 shares of Common Stock (the “Offering”).  On January 15, 2014, the underwriter of the Offering exercised its option to purchase an additional 521,739 shares of Common Stock from Conscientia.  The exercise of the option brings the total number of shares of Common Stock sold in the Offering to 4,000,000.  The Offering closed on January 21, 2014 (the “Closing Date”).  At the date of this filing, Conscientia owns 708,859 shares of Common Stock, which represents approximately 1.1% of the outstanding shares of Common Stock.

Neither Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (b) through (i) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(d) Each of the Reporting Persons may be deemed to be a beneficial owner of all the 708,859 shares of Common Stock owned by Conscientia, which represents approximately 1.1% of the outstanding shares of Common Stock.  Each of the Reporting Persons has shared voting power and shared dispositive power with respect to such shares of Common Stock.  Neither of the Reporting Persons effected any transactions in the Company’s common stock during the sixty days preceding the date of this filing.  Conscientia has the right to receive all dividends and all proceeds of any sale of the shares.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on the Closing Date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

1	Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on May 22, 2007)

2
Amended and Restated Registration Rights Agreement dated as of May 2, 2007 between IHS Inc. and Urvanos Investments Limited (incorporated herein by reference to Exhibit 4.4 to the Company’s Post Effective Amendment No. 1 to Form S-3 (No. 333-141512) filed on May 21, 2007)

3
Amendment No. 1 to Registration Rights Agreement dated as of September 18, 2008 between IHS Inc. and Urvanos Investments Limited (incorporated herein by reference to Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2009)

4	Power of Attorney of TB Continuity II Trust (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed by the Reporting Persons on June 21, 2012)

5	Power of Attorney of Kaszony Limited (incorporated by reference to Exhibit 5 to Schedule 13D/A filed by the Reporting Persons on June 21, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2014
TB CONTINUITY II TRUST
By: Kaszony Limited, as Trustee

	By:	/s/ Clifford Thring
	Name:	Clifford Thring
	Title:	Attorney-in-Fact for TB Continuity II Trust

KASZONY LIMITED

	By:	/s/ Clifford Thring
	Name:	Clifford Thring
	Title:	Attorney-in-Fact for Kaszony Limited

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF KASZONY LIMITED

Name, Address and Citizenship	Position with Kaszony Limited	Principal Occupation and Business Address

Jeremy Kosky (British) 34 The Avenue Radlett Herts WD7 DW United Kingdom	Director	Legal Practitioner c/o Kaszony Limited Level 8 Penthouse Bay Street Complex St. George’s Bay St. Julian’s, STJ 3311 Malta

Philipp Meran (Austrian) Wahringer Strasse 2-4 1080 Vienna Austria	Director	Legal Practitioner c/o Kaszony Limited Level 8 Penthouse Bay Street Complex St. George’s Bay St. Julian’s, STJ 3311 Malta

Alexander Schwarzenberg (Austrian) Schloss Ratzenegg 9060 Moosberg Austria	Director	Businessman c/o Kaszony Limited Level 8 Penthouse Bay Street Complex St. George’s Bay St. Julian’s, STJ 3311 Malta

Anthonius van Laack (Dutch) C.N.A. Looslaan 78 3054 BT Rotterdam The Netherlands	Director	Finance Director c/o Kaszony Limited Level 8 Penthouse Bay Street Complex St. George’s Bay St. Julian’s, STJ 3311 Malta

Stephen Paul Priestley (British) 6, The Valley Road Westcliffe, 2193 Johannesburg, South Africa	Director	Banker c/o Kaszony Limited Level 8 Penthouse Bay Street Complex St. George’s Bay St. Julian’s, STJ 3311 Malta

Michael von Staudt Le Millefiori 1, avenue des Genets MC 98000, Monaco	Company Secretary	N/A

Clifford Guy Thring Apartment T7B23 Favray Court, Tigne Point TP 01, Sliema, Malta	Company Secretary	N/A